EXHIBIT 23.1

Consent of Somekh Chaikin, a Member Firm of KPMG International, Independent Registered Public Accounting Firm

The Board of Directors
BioCancell Therapeutics Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 17, 2010 contains to an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Also, this same report refers to the adoption by the Company, effective January 1, 2008, of the new accounting and disclosure requirements with respect to its assets and liabilities measured at fair value on a recurring basis, and effective January 1, 2009, of the new requirements with respect to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
A member firm of KPMG International

Jerusalem, Israel
March 25, 2010